300 -1055 W. Hastings Street

Vancouver, BC, Canada V6E 2S9

Ph: 604.685.5492 Fax: 604.684.6024

www.buffalogold.ca

January 27, 2006

BUFFALO APPOINTS INVESTOR RELATIONS REPRESENTATIVE

Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to report that it has agreed, subject to regulatory approval, to appoint Stewart Armstrong to act as an investor relations representative for a period of twelve months beginning February 1, 2006.  His primary responsibility will be to assist with media relations.  Mr. Armstrong is based in Monterey California and will be providing his services on a consulting basis.  He will receive consulting fees of USD$1,500 per month and has, subject to regulatory approval, been granted an incentive stock option to purchase 100,000 shares of Buffalo at a price of USD$0.45 per share until February 1, 2008.  Mr. Armstrong does not presently own any shares of Buffalo that he acquired for investment purposes.  For the past fourteen years, he has been the principal of Seacoast Publishing, a California-based publishing house, and public relations consultant.

Buffalo also reports that it has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 200,000 shares at a price of USD$0.45 per share until February 1, 2008.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U) please visit our website at www.buffalogold.ca

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

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Damien Reynolds,

Chairman of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

Buffalo Gold Ltd.,

Tel: 604.685.5492

E-mail: julie@buffalogold.ca

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